Exhibit 1.02 – Conflict Minerals Report (CMR)

Conflict Minerals Report of Navistar International Corporation

Section 1: Introduction and company overview

This is the Conflict Minerals Report of Navistar International Corporation (herein referred to as “Navistar,” the “company,” “we,” or “our”) for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, (collectively, with gold, “3TG”).

Navistar is an international manufacturer of International® brand commercial and military trucks, MaxxForce® brand diesel engines, IC Bus™ (“IC”) brand school and commercial buses, as well as a provider of service parts for trucks and diesel engines. We also provide retail, wholesale, and lease financing services for our trucks and parts.

Based on a restructuring of Navistar’s operating segments in calendar year 2013, Navistar and its subsidiaries’ products and services are aligned in four operating segments and corporate functions: North America Truck, North America Parts, Global Operations and Financial Services. The first three operating segments and corporate functions are applicable to the reporting requirements of Rule 13p-1. Operations within these areas are described below:

•	North America Truck Segment: manufactures and distributes Class 4 through 8 trucks, buses, and military vehicles under the International and IC brands, along with production of engines under the MaxxForce brand name, in the North America markets that include sales in the U.S., Canada, and Mexico. Our North America Truck segment also produces concrete mixers under the Continental Mixers brand and refuse truck bodies under the E-Z Pack brand. Through Blue Diamond Truck Co. LLC (“BDT”), our joint venture with Ford, we manufacture certain Ford and Navistar medium-duty trucks. The North America Truck segment’s manufacturing operations also include the production of diesel engines, which are primarily used in our trucks, and include Pure Power Technologies Metalcastings, which consists of: (i) a components business focused on air and fuel systems, and (ii) foundry operations that manufacture engine components, mainly cylinder blocks, heads, and other engine components. The operations at the engine manufacturing facilities consist principally of the assembly of components manufactured by PPT and our suppliers, as well as machining operations relating to steel and grey-iron components, and certain higher technology components necessary for our engine operations.

•	North America Parts Segment: supports our brands of International commercial and military trucks, IC buses, MaxxForce engines, as well as our other product lines, by providing customers with proprietary products together with a wide selection of other standard truck, trailer, and engine service parts.

•	Global Operations Segment: includes businesses that derive their revenue from outside our core North America markets and primarily consists of the operations of our wholly-owned subsidiary, International Indústria de Motores da América do Sul Ltda. (“IIAA”) (formerly MWM International Indústria De Motores Da America Do Sul Ltda. (“MWM”)) in Brazil and our truck and parts export businesses under the International and IC brands. IIAA is a leader in the South American mid-range diesel engine market, manufacturing and distributing mid-range diesel engines and providing customers with additional engine offerings in the agriculture, marine, and light truck markets. Additionally, we also sell our engines to global OEMs for various on-and-off-road applications. We offer contract manufacturing services under the MWM brand to OEMs for the assembly of their engines, particularly in South America. Additionally as part of its MWM operations, the Global Operations segment has engine manufacturing operations in Argentina. We continue to develop our Expansion markets, which include international export and other truck and bus markets.

Navistar’s performance requirements for its products often require the use of 3TG. Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers, as well as suppliers that we believed were likely to provide us with components and raw materials containing 3TG from the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”). For 2013, this approach focused on those suppliers providing material to our North America Truck operating segment, which accounted for approximately 63% of our net sales and revenues for 2013. We believe this approach was reasonable as suppliers in this operating segment also service the North America Parts and Global Operating segments. Additionally, the suppliers surveyed represented the majority of spend for components from November of 2012 through August of 2013. This timeframe corresponds to the beginning of our most recent complete fiscal year until our surveying process was initiated.

Section 2: Due diligence framework

Navistar designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (“OECD Framework”) and related supplements for 3TG.

Our due diligence measures were designed such that they functioned as a continuation of our Reasonable Country of Origin Inquiry. Because of our “downstream” position in the supply chain, we followed the principles outlined in the OECD Framework for downstream companies with no direct relationships to smelters or refiners. (In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers.) Under the OECD Framework, a downstream company such as Navistar is expected to query its supply chain in an effort to identify the smelters and refiners in the supply chain for Navistar products, and review the due diligence processes of those entities.

Section 3: Due diligence measures undertaken

Navistar’s due diligence efforts for calendar year 2013 included the following steps:

1)	Establish company management systems

Navistar undertook the following measures to establish management systems to address conflict mineral matters:

•	Established a cross-functional conflict minerals project team comprised of an executive level management team with coordinators from various business units, including Purchasing, Legal, Engineering, Audit and Corporate Reporting to direct the overall efforts of the conflict minerals compliance program

•	Established a policy with respect to sourcing of minerals from the Covered Countries and published this statement on our website

•	Developed a grievance mechanism to allow parties to contact Navistar with conflict mineral related concerns via email

•	Followed our existing record retention procedures (that extend beyond the OECD’s current 5-year requirement) for conflict minerals program documentation

•	Engaged with select suppliers by issuing a notice stating that Navistar is subject to Section 1502 of the Dodd-Frank Act, and that their cooperation in responding to a survey is expected

•	Participated in the industry working group led by the National Association of Manufacturers (NAM) and extensively leveraged the materials produced by the Electronics Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI), which supports the responsible sourcing of minerals through the development of the Conflict-Free Smelter program (CFSP)

•	Provided suppliers who participated in the surveying program with access to conflict minerals training presentations that include an overview of conflict minerals, as well as trainings on how to complete the EICC/GeSI Reporting Template

•	Provided in-person internal training sessions on conflict mineral matters to members of Navistar’s Corporate Purchasing, Sourcing Council and Materials Engineering Groups

2)	Identify and assess risks in the supply chain

Navistar undertook the following efforts to identify risks in the supply chain:

•	Conducted a supply chain survey of 125 suppliers of the North America Truck operating segment, which represent over 70% of the segment’s supplier related expenditures for the most recent fiscal year, using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template. Navistar received 91 completed responses from these suppliers as of April 21, 2014, representing a 72% response rate. These responses included the names of over 1,391 entities listed by our suppliers as smelters or refiners, of which 189 were confirmed as smelters and refiners identified in the EICC®/GeSI template and 70 were determined to be entities listed in the CFSP based on the supplied smelter/refiner names or ID numbers.

•	Responses received were subject to a red flag review. This red flag review was based on an assessment of supplier answers to questions contained in the EICC/GeSI Reporting Template that suggested incomplete or inconsistent responses.

3)	Design and implement a strategy to respond to identified risks

Actions taken to respond to identified risks:

•	Developed a dashboard to monitor the progress on a monthly basis of supplier responses received

•	When red flags were identified, we sent follow-up corrective action letters asking for clarification from suppliers providing incomplete or inconsistent responses

•	Suppliers who received corrective action letters were directed to web-based conflict minerals training programs that highlighted the importance of responsible sourcing to Navistar and were asked to reassess their initial survey responses and provide additional information where appropriate

•	Suppliers that did not respond to Navistar’s initial survey request were sent up to four escalation emails requesting that they respond to our survey request

•	Selected recalcitrant suppliers were engaged directly by our Conflict Minerals team to advise them to complete the surveys in a timely manner

4)	Carry out independent third-party audit of smelter/refiner due diligence practices

Navistar is a downstream consumer of necessary 3TG and is generally many steps removed from smelters and refiners who provide minerals and ores. Navistar does not purchase 3TG from smelters or refiners, and does not, to the best of its knowledge, directly purchase from any of the Covered Countries. Therefore, as contemplated by the OECD Framework for downstream companies, Navistar does not perform or direct audits of smelters and refiners within the supply chain. As a result, Navistar’s due diligence efforts rely on cross-industry initiatives such as those led by the EICC and GeSI, such as the CFSP, to conduct smelter and refiner due diligence.

5)	Report annually on supply chain due diligence

This report and the associated Form SD are available online at the bottom right portion of the sustainability page of the Navistar website, http://www.navistar.com/navistar/whoweare/sustainability.

Section 4: Our Efforts to Determine the Facilities used to Process 3TG in our Products and to Determine Mine or Location of Origin with Greatest Possible Specificity

In 2013, our efforts to determine the mine or location of origin with the greatest possible specificity encompass our due diligence measures described above, including, for example, (i) surveying suppliers; (ii) reviewing the entities identified as smelters by our suppliers against information provided by the CFSI to identify the smelters that have received a conflict free designation; (iii) reviewing available information from CFSI on the mine or location of origin of necessary conflict minerals; and (iv) monitoring other publicly available sources for information regarding the sourcing of conflict minerals that may have been processed by reported facilities. Through our efforts to follow the OECD Framework and requesting our suppliers to complete the EICC/GeSI Reporting Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations or origin of the 3TG in our supply chain.

With few exceptions, the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Navistar. Therefore, we are unable to report accurately which specific smelters and refiners were part of the supply chain of components that were sold to Navistar in calendar year 2013, with one exception. The exception is a supplier of tin shot to our engine foundry operations in Wisconsin that sources from nine tin smelters, identified in the table below.

Smelter Name
Cooper Santa
EM Vinto
Minsur
Mineração Taboca S.A.
Malaysia Smelting Corporation (MSC)*
PT Tambang Timah
PT Timah
Thaisarco
Yunnan Tin Company, Ltd.

Notes:

Smelters certified as Conflict-Free by the Conflict-Free Smelter Program (CFSP) are shown in bold. The status of the other smelters is undetermined.

*	We identified Malaysia Smelting Corporation as sourcing from conflict-free source(s) in the Covered Countries based on statements made in their policy.

Section 5: Continuous improvement efforts to mitigate risk

Navistar intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate any risk that the necessary 3TG used in Navistar products may benefit armed groups:

•	Expand the survey program scope to include a broader supplier base

•	Continue our efforts to send out corrective action letters and directly engage recalcitrant suppliers

•	Add conflict mineral cooperation to the supplier scorecard to drive improvement in future supplier survey response rates

•	Include updated terms and conditions in existing supplier contracts, to be implemented upon supplier contract renegotiation, with language requesting conflict-free sourcing, compliance to report the RCOI of parts containing 3TG, and notification when any reported RCOI status changes

•	Include updated terms and conditions in new supplier contracts for direct purchases with language requesting conflict-free sourcing, compliance to report the RCOI of parts containing 3TG, and notification when any reported RCOI status changes

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.